SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 07, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 7, 2007

TAM receives third Airbus A321

With the incorporation of 22 airplanes this year, the Company increased the size of its operating fleet to 111 aircraft

São Paulo, November 7, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) received a new Airbus A321 this week directly from the Airbus factory in Hamburg (Germany). This is the third A321 incorporated by the Company into its operating fleet. The A321 has capacity to transport up to 220 passengers and will be used by TAM on domestic and South American routes.

With this new aircraft, TAM will have 95 Airbus models (15 A319, 66 A320, 3 A321, 10 A330 and 1 A340), consolidating its position as the largest Latin American customer of the European aircraft manufacturer. The A321 is the largest in the A320 family (A318, A319, A320 and A321) and adequate for high-demand markets for mid-size airplanes. TAM is the first company in South America to operate flights using the A321.

TAM already has received 22 aircraft this year – 18 from the A320 family (including the three A321s), 1 A340 and three MD-11s. With the new A321, the Company’s operating fleet increased to 111 aircraft -- 95 Airbus models, 13 F-100s and 3 MD-11s. The Company plans to end 2007 with 111 airplanes and has plans to expand the fleet to 136 airplanes by the end of 2011. The incorporation of the new Airbus A321 reinforces TAM's policy of operating a fleet with a low average age, assuring greater passenger comfort.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 48.1% domestic market share and 69.8% international market share at the end of September 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.